ANNUAL INFORMATION FORM

Fiscal year ended May 31, 2004

October 8, 2004

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

3

THE COMPANY

5

BUSINESS OF THE COMPANY

5

Overview

5

Cancer Therapy Technologies

6

Principal Products

8

Business Strategy

14

Production and Testing

14

Manufacturing

14

Intellectual property and Protection of Confidential Information and Technology

15

Regulatory Requirements

16

Regulatory Strategy

19

License Agreements

19

Co-Development, Marketing and Distribution

20

Competition

20

Human Resources

21

Properties

21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

21

SHARE CAPITAL AND MARKET FOR SECURITIES

21

Share Capital

21

Market for Securities

21

Dividends

22

LEGAL PROCEEDINGS

22

DIRECTORS AND OFFICERS

22

Audit Committee

24

Medical and Scientific Advisors Board

25

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

26

RISK FACTORS

26

TRANSFER AGENT AND REGISTRAR

28

MATERIAL CONTRACTS

28

ADDITIONAL INFORMATION

28

GLOSSARY

30

SCHEDULE A

33

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," “likely,” "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms and annual reports.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual information form might not occur.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in this annual information form:

  Our management’s discussion and analysis of financial condition and results of operations for the fiscal years ended 2004 and 2003 (the “MD&A”) found at pages 8 to 15 inclusive of our annual report for fiscal 2004 (the “Annual Report”);

  Our audited consolidated balance sheets as at May 31, 2004 and May 31, 2003, the audited consolidated statements of loss and deficit and the consolidated statements of cash flows for each of the years in the three year period ended May 31, 2004, including the auditors’ report therein (collectively, the “2004 Financial Statements”) found at pages 16 to 28 inclusive of the Annual Report; and

  Our management information circular dated October 7, 2004 (the “Circular”) prepared in connection with the November 18, 2004 annual and special meeting of the shareholders of Lorus Therapeutics Inc., other than the sections entitled “Composition of the Governance Committee”, “Report on Executive Compensation” and “Performance Graph”.  Those portions of the Circular not so incorporated by express reference do not form part of this annual information form.

Copies of the MD&A, Annual Report, 2004 Financial Statements and Circular are available as filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.

Unless otherwise indicated, or the context requires otherwise, the information appearing in this annual information form is stated as at May 31, 2004 and references in this annual information form to “$” or “dollars” are to Canadian dollars.  Information contained on our website is not part of this annual information form.

Virulizin® is a trademark of the Company.  All other trademarks or trade names referred to in this annual information form are the property of their respective owners.

For ease of reference, a glossary of terms used in this annual information form can be found beginning on page 30.

THE COMPANY

Lorus Therapeutics Inc. was incorporated under the Business Corporations Act (Ontario) on September 5, 1986 under the name RML Medical Laboratories Inc.  On October 28, 1991, RML Medical Laboratories Inc. amalgamated with Mint Gold Resources Ltd., resulting in the Company becoming a reporting issuer (as defined under applicable securities law) in Ontario, on such date.  On August 25, 1992, the Company changed its name to IMUTEC Corporation.  On November 27, 1996, the Company changed its name to Imutec Pharma Inc., and on November 19, 1998, the Company changed its name to Lorus Therapeutics Inc.

The address of the Company’s head and principal office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

In this annual information form the terms “Lorus”, “we”, “us”, “our”, “the Company”, and similar expressions refer to Lorus Therapeutics Inc. together with its subsidiaries, unless otherwise noted or the context otherwise requires.  Lorus’ subsidiaries are GeneSense Technologies Inc. (“GeneSense”), a corporation incorporated under the laws of Canada of which Lorus owns 100% of the issued and outstanding share capital, and NuChem Pharmaceuticals Inc. (“NuChem”), a corporation incorporated under the laws of Ontario of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital.

BUSINESS OF THE COMPANY

OVERVIEW

Lorus Therapeutics Inc. is a life sciences company focused on the research, development and commercialization of effective anti-cancer therapies with high safety. Lorus has worked diligently to establish a diverse, marketable anti-cancer product pipeline, with products in various stages of development ranging from pre-clinical to a global Phase III clinical trial that has reached full enrollment. This product pipeline is supported by a growing intellectual property portfolio.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing. Lorus has not commercially marketed any product other than Virulizin®, which is being sold in the private market in Mexico.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects thereby improving patient quality of life. Many of the drugs currently approved for the treatment and management of cancer are toxic resulting in severe side effects that limit dosing and efficacy.  Therefore, we predict that a product development plan based on effective and safe drugs would have broad applications in cancer treatment. Lorus’ strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialization. The most advanced anti-cancer drugs in our pipeline, each of which flow from different platform technologies, are: Immunotherapeutics (Virulizin®); antisense (GTI compounds); small molecule and tumor suppressor technology.

From January 1987 to December 1997, we focused our efforts solely on the development of Virulizin®, a product candidate functioning as a biologic response modifier for the treatment of cancer.

In November 1997 we sub-licensed, on an exclusive world-wide basis until the later of patent expiry or marketing approval, from Ion Pharmaceuticals, Inc. (“Ion”) (a subsidiary of MAP Pharmaceuticals, Inc.) analogs of clotrimazole (“CLT”), a molecule with anti-angiogenic and anti-proliferative properties, for anti-cancer indications as well as actinic keratosis.

In September 2003, we out-licensed the CLT analogs to Cyclacel Limited (“Cyclacel”).  See “License Agreements”.

On October 29, 1999, we acquired all of the issued and outstanding shares of GeneSense (the “GeneSense Acquisition”), a private biopharmaceutical company that specializes in developing novel oligonucleotide therapeutics for cancer and infectious diseases.  Pursuant to the GeneSense Acquisition, we obtained two anti-cancer products in late-stage, pre-clinical development, in addition to several other products in the research stage.  We believe that the GeneSense Acquisition also added depth to our research and development capabilities.

As a consequence of the GeneSense Acquisition, we now hold an exclusive worldwide license from the University of Manitoba and Cancer Care Manitoba (formerly The Manitoba Cancer Treatment and Research Foundation) (“Cancer Care”) to develop certain oligonucleotide technologies.  Antisense technology, one of the oligonucleotide technologies, works at the genetic level to interrupt the process by which disease-causing proteins are produced in order to treat a wide range of diseases, including cancer and infectious diseases.

CANCER THERAPY TECHNOLOGIES

Cancer Biotherapy

Chemotherapeutic drugs have been the predominant medical treatment option for cancer, particularly metastatic cancer, for the past 30 years.  However, a wide range of new cancer drugs have been developed by biotechnology companies that improve patients’ quality of life.  Unlike chemotherapies which are chemically based, these new drugs are biological, based on naturally occurring proteins or genetic material.  Biotherapies currently in development include immunotherapy, gene therapy, and angiogenesis inhibitors.  While chemotherapy drugs are typically toxic and delivered systemically, these biological agents are targeted to the tumor and, more specifically, to individual molecules or genes.  These agents promise to have fewer and milder side effects, meaning that, in theory, larger and therefore more effective doses can be administered.

Our lead products discussed below span three classes of anti-cancer therapies: (i) immunotherapy, based on macrophage-stimulating biologic response modifiers; (ii) antisense therapies, based on synthetic segments of DNA designed to bind to the messenger RNA (mRNA) that is responsible for the production of proteins over-expressed in cancer cells, and (iii) small molecule therapies based on anti-angiogenic, anti-proliferative and anti-metastatic agents.  In addition, we also have a number of other anti-cancer technologies in the research and pre-clinical stages of development, including gene therapy and U-Sense technology.  See “Principal Products”.

Immunotherapy

Immunotherapy is a form of treatment that stimulates the body’s immune system to fight diseases such as cancer.  Immunotherapy may help the immune system to fight cancer by recognizing the difference between healthy cells and cancer cells, or it might stimulate the production of certain cancer fighting cells.

The human immune system and other protective cellular and molecular systems constitute a complex network of organs, tissues and cells which protect the body against foreign substances such as viruses, bacteria and foreign tissue.  In addition to foreign substances, these systems specifically recognize and destroy aberrant cells that lead to cancer.  As a result, appropriate immune system response is critical to both health and survival. When the immune system functions properly, it recognizes and effectively eliminates foreign substances and cancer cells.  Conversely, inadequate or suppressed immune function may result in disease and, possibly, death.  When inadequate or suppressed immune function occurs, modification or enhancement of the immune system may restore normal function.  Immune system modification or enhancement may be achieved through the use of therapeutic products that stimulate or activate the immune system to achieve a desired response.

In recent years, a major focus of the biotechnology industry has been to develop naturally occurring human therapeutics, which are referred to broadly as biologic response modifiers (“BRMs”), and are so described because they are able to influence specific cellular events in the body. Many different substances are classified as BRMs and they have varied biological activities. Some of the major categories of BRMs include interferons (naturally occurring proteins capable of killing cancer cells or inhibiting their growth), interleukins (growth factors that stimulate cells of the immune system to fight cancer) and cytokines (substances produced by immune system cells, usually to send messages to other cells).  BRMs have applications in a variety of diseases, including cancer, and are currently being employed in cancer immunotherapy.  BRMs may be used alone, in various combinations with other BRMs, or as adjuncts to other therapies.

Our immunotherapeutic drug Virulizin(R), discussed below, has been shown to be a non-toxic immunotherapy that recruits monocytes and macrophages to attack tumor cells.  Since the drug works by stimulating the immune system to attack the cancer, rather than directly killing the cancerous cells, it produces fewer negative side effects than commonly used chemotherapy agents.  See “Principal Products -- Virulizin(R)”.

 Antisense therapies

The human metabolic system is essentially controlled by proteins produced by the body in response to specific conditions. Since most human diseases, including cancer, can be traced to faulty protein production or regulation, traditional therapeutics are designed to interact with the disease-causing proteins. Most current anti-cancer drugs damage either DNA or proteins within cells (e.g., chemotherapy) or inhibit protein or small molecule function (e.g., estrogen blockers, such as Tamoxifen). Antisense therapeutics take a different approach to treatment in that they are designed to prevent the production of proteins causing diseases.

The premise of this therapeutic approach is to target an earlier stage of the biochemical process than is usually possible with conventional drugs.  Most traditional therapies interact with the final synthesized or processed protein.  Often this interaction lacks specificity that would allow for interaction with only the intended target, resulting in undesired side effects.  In contrast, this newer approach alters an earlier expression of the gene with exquisite specificity such that the expression of only the intended target is affected.  We believe that drugs based on this approach may have broad applicability, greater efficacy and fewer side effects than conventional drugs.

We have developed a number of antisense drugs, of which our lead products are GTI-2040 and GTI-2501.  These products target the different mRNAs (messenger ribonucleic acids) of ribonucleotide reductase (‘‘RNR’’) components. RNR is a highly regulated, cell cycle-controlled protein required for DNA synthesis and repair.  RNR is made up of two components, R1 and R2, encoded by different genes, and promotes the formation of deoxyribonucleotides, which are the building blocks of DNA.  Since RNR activity is highly elevated in tumor cell populations and is associated with tumor cell proliferation, we have developed antisense molecules specific for the mRNA of the R1 or the R2 components of RNR. Furthermore, the R2 component also appears to be a signal molecule in cancer cells and its elevation is believed to modify a biochemical pathway that can increase the malignant properties of tumor cells. Consequently, reducing the expression of the RNR components in a tumor cell with antisense drugs is expected to have antitumor effects.

Small Molecule Therapies

Most anti-cancer chemotherapeutic treatments are DNA damaging, cytotoxic agents, designed to act on rapidly dividing cells.  Treatment with these drugs typically includes unpleasant or even serious side effects due to the inability of these drugs to differentiate between normal and cancer cells.  In addition, these drugs often lead to the development of tumor-acquired drug resistance. As a result of these limitations, a need exists for more effective anti-cancer drugs.  One approach is to develop small molecules with a greater specificity as anti-cancer drugs.  Chemical compounds weighing less than 1000 daltons (a unit of molecular weight) are designated as small or low molecular weight molecules. These molecules can be designed to target specific proteins or receptors that are known to be involved with disease.

PRINCIPAL PRODUCTS

We have product candidates in each of the three classes of anti-cancer therapies identified above, (i) immunotherapy, (ii) antisense therapies, and (iii) small molecule therapies based on anti-angiogenic, anti-proliferative and anti-metastatic agents.  We also have product candidates based on other anti-cancer technologies in the research and pre-clinical stages of development, including gene therapy and U-Sense technology.  The following chart illustrates our current view of the clinical development of each of our products.  This chart reflects the regulatory approval process for biopharmaceuticals in each of Canada and the United States (with the exception of Virulizin® for malignant melanoma which is approved for use in the private market in Mexico).  Please see “-- Regulatory Requirements” below for a description of the regulatory approval process in Canada and the United States. These qualitative estimates of the progress of our products are intended solely for illustrative purposes and the information contained herein is qualified in its entirety by the information appearing elsewhere or incorporated by reference in this annual information form.

Immunotherapeutics

Virulizin®

Virulizin(R), Lorus’ immunotherapeutic drug, has been shown to be a non-toxic immunotherapy that stimulates monocytes and macrophages to infiltrate tumor tissue and attack tumor cells.  Types of white blood cells, monocytes and macrophages are key players in the immune response to foreign invaders and tumor cells.  When macrophages and monocytes are activated, they produce proteins called cytokines which have the ability to kill tumor cells directly.  Virulizin(R) stimulates the release of tumor necrosis factor (TNF-alpha), one type of cytokine, in immune cells to induce apoptosis (programmed cell death) of tumor cells.  Because the drug works by encouraging the immune system to attack the cancer, rather than killing the cancerous cells directly, it has been demonstrated that Virulizin(R) produces fewer negative side effects than commonly used chemotherapy agents.

Pre-clinical Testing

Toxicity studies conducted at independent laboratories have shown Virulizin® to have a good safety profile.  No demonstrable LD50 was determined during these studies, and repeated administrations of Virulizin® did not result in organ system toxicities.  In November 1998, additional preclinical data on the efficacy of Virulizin® was obtained from studies performed at the University of Nebraska Medical Center.  We performed these supporting studies to determine the efficacy of Virulizin® in connection with gemcitabine, an Eli Lilly product that is the standard for first-line treatment of pancreatic cancer, in a human tumor xenograft model commonly used for pancreatic cancer.  After extended daily administration, Virulizin® significantly inhibited tumor growth in this model compared to a placebo. Virulizin® also showed a trend towards a cooperative anti-tumor activity when combined with gemcitabine.

Over the past few years Lorus has made great progress in understanding the potential for Virulizin(R) in the treatment of cancer. Pre-clinical studies, using experimental models of human cancer, demonstrate anti-tumor efficacy for Virulizin(R) against pancreatic, prostate, breast and ovarian cancers and melanoma.  These studies demonstrate efficacy that typically exceeds standard therapy and furthermore demonstrate improved efficacy when Virulizin(R) is given in combination with standard therapy. Also of importance is that Virulizin(R) is effective against chemotherapy resistant pancreatic cells. These studies have been published in peer reviewed scientific journals and the data presented at a number of international scientific and clinical research conferences. In addition to understanding the potential applications of Virulizin(R), the scientists at Lorus have made considerable progress in elucidating the mechanism by which Virulizin(R) acts as a BRM and anti-cancer agent. Two recent publications in the International Journal of Oncology and the Cancer Immunology and Immunotherapy summarize a number of studies aimed at understanding the cellular and molecular mechanism by which Virulizin(R) acts on the immune system to produce an anti-tumor immune response. These studies identified two major components of the innate immune system, namely macrophages and natural killer (NK) cells, as targets for Virulizin(R) action. In vitro and in vivo data support a mechanism in which Virulizin(R) sets in motion a complex and intricately controlled pathway that starts with macrophages and results in expansion of NK cells, recruitment of macrophages and NK cells to the tumor site, and a concomitant increase in programmed cell death (termed “apoptosis”) of tumor cells. These studies form the basis for ongoing studies on the detailed molecular events that are responsible for the cellular changes observed upon Virulizin(R) treatment.

Clinical Development Program

Our early clinical trials were primarily established to determine the safety and efficacy of Virulizin(R) as a single therapeutic agent for treating the most serious or life threatening cancer indications.  These clinical trials involved Stage III and Stage IV cancer patients who had been diagnosed with cancers that were life threatening and for which there were no established effective therapies.  Approximately 250 patients were enrolled in the clinical trials conducted in the United States, Canada, and Mexico and others have received Virulizin(R) through Lorus’ special access program.

Lorus received orphan drug designation from the United States Food and Drug Administration (“FDA”) in February 2001 for Virulizin(R) in the treatment of pancreatic cancer.  Orphan drug status is awarded to drugs used in the treatment of a disease that afflicts less than 200,000 patients annually in the United States to encourage research and testing.  This status means that the FDA will help to facilitate the drug’s development process by providing financial incentives and granting seven years of market exclusivity in the United States (independent of patent protection) upon approval of the drug in the United States.

Currently, we have completed full enrollment for a Phase III clinical trial to evaluate Virulizin(R) for the treatment of advanced pancreatic cancer.  We intend to present the results of this clinical trial to the FDA in a new drug application at the completion of the study.  This double-blinded, randomized clinical trial is being conducted at approximately 136 sites in North America and Europe with enrolment of 436 patients with advanced pancreatic cancer.  Patients enrolled in the study were randomized to receive either treatment with gemcitabine or treatment with gemcitabine in combination with Virulizin(R).  Those patients who fail or become resistant to gemcitabine will then be treated with 5-Fluorouracil (5-FU) or with 5-FU in combination with Virulizin(R).  Our study protocol provides that all study subjects will be monitored throughout the remainder of their lifespan.  The end points of the study are survival and clinical benefits, and the duration is expected to be approximately three years.  We anticipate that the Phase III trial results should be available in late 2005 and that this clinical study report will be pivotal in the application for marketing approval for Virulizin(R), which we are planning to submit to the FDA in the first half of 2006.

In November 2003, we announced the further global expansion of the compassionate use program for  for advanced pancreatic cancer. The program has grown to include a total of 12 countries, with over 78 patients having received  for treatment of advanced pancreatic cancer in the past year. Countries that have granted regulatory authorization for use of  as a compassionate drug now include the United States, Canada, Japan, Australia, Argentina, Italy, Israel, Greece, Cyprus, Korea, Poland and Taiwan.

Clinical Trial Results

Malignant Melanoma

In September 1993, we completed a Phase II clinical trial of Virulizin(R) in Mexico in the treatment of advanced malignant melanoma.  Advanced malignant melanoma is a type of skin cancer with a tendency to spread via the lymphatic system and blood supply to other organs and tissues.  Based upon the results of the Mexican trial, we filed an NDA in November 1996, to obtain marketing approval of Virulizin(R) in Mexico as a treatment for advanced malignant melanoma.  In October 1997, we received a license from the SSA to sell Virulizin(R) in Mexico in the private market for the treatment of malignant melanoma.  We currently do not plan to conduct further clinical trials for this indication.

Pancreatic Cancer

In September 1992, we completed a Phase II clinical trial of Virulizin(R) in Canada for the treatment of pancreatic adenocarcinoma.  Pancreatic adenocarcinoma develops in the glands that produce enzymes that travel through the pancreatic duct to the small intestine to aid digestion.  Approximately 90% of pancreatic cancers are pancreatic adenocarcinomas.

In August 1998, we released results of the Phase I/II trial evaluating Virulizin(R) in patients with pancreatic cancer at the Rush Cancer Institute. Of the 26 patients enrolled, 19 were deemed evaluable according to the study protocol. We announced that the overall median survival for all evaluable patients was 6.7 months and the six-month survival rate was 58%. These results confirmed and extended the previous studies we had conducted in Canada in pancreatic cancer patients. Results of the Phase I/II trial also showed that Virulizin(R) exhibited an excellent safety profile, and there was an increasing trend and a statistically significant improvement in total quality-of-life change score.

Future Indications

We believe that in vitro and in vivo research supports the therapeutic potential of Virulizin(R) in the treatment of diseases associated with immune system disorders other than cancer. We previously sponsored research studies at Rush-Presbyterian-St. Luke’s Medical Center in Chicago to study the potential of Virulizin(R) in the treatment of endometriosis. Our scientists have also conducted pre-clinical research in the use of Virulizin(R) in combination with known cytotoxic or chemotherapeutic agents in the treatment of a number of different cancer indications.

Antisense Therapeutics

GTI-2040

Our lead antisense therapy is GTI-2040, an antisense drug that targets the R2 component of RNR and has exhibited anti-tumor properties against over a dozen different human cancers in standard mouse models, including chemotherapy resistant tumors. We are nearing completion of a Phase II clinical trial of GTI-2040 for advanced or metastatic renal cell carcinoma. We also have commenced a multiple Phase II clinical trial program in cooperation with the NCI, for the study of GTI-2040 for the treatment of AML, breast cancer, lung cancer, colon cancer, and a series of solid tumors.

 The R2 component is an effective target for drug intervention because it is the rate-limiting component in the RNR activity important for cancer cell proliferation.  It also appears to be bi-functional since an elevation in the R2 component in cancer cells can alter the activity of an important biochemical signal pathway called the MAP Kinase Pathway, which is known to play a role in mechanisms leading to the development of cancer.  We have designed antisense molecules that specifically target the R2 mRNA, resulting in:

  reduced R2 protein and R2 mRNA levels in human tumor cells grown in culture;

  significant inhibition of tumor cell growth in vitro;

  statistically significant reduction of tumor growth and tumor cell dissemination (metastasis) in animal models; and

  increase in survival in models of haematological malignancy.

Since it has been noted that levels of R2 are elevated in cancer cells, an antisense molecule that binds to the mRNA coding for R2 inhibits the replication of diseased cells.  Further, research indicates that reducing levels of R2 expressed in cells lowers resistance levels to other pharmaceutical compounds that might be used in combination therapy with GTI-2040.  This is consistent with the observed improved efficacy of standard chemotherapeutics when given in combination with GTI-2040 in animal models of human cancer.

Pre-Clinical Testing

Formal preclinical development of GTI-2040, including manufacturing and toxicology studies, was initiated in mid-1998.  Pre-clinical studies, including GLP toxicology studies in standard animal models have demonstrated that GTI-2040 is well tolerated at concentrations that exceed commensurate therapeutic doses in humans.

Clinical Development

An IND application filed with the FDA was approved on January 24, 2000 for a Phase I clinical trial of GTI-2040, given as a 21-day continuous intravenous infusion in the treatment of solid tumor and lymphoma.  This trial was conducted under the direction of Dr. Richard Schilsky of the Chicago Cancer Research Center.  A total of 30 patients with advanced or metastatic solid tumors were enrolled in this study and evaluated.   The results established that Phase I clinical endpoints for safety and tolerability were met.  Doses studied ranged from 18.5 mg/m2/day to 222.0 mg/m2/day and were found to display favourable safety profiles establishing that the recommended Phase II dose for GTI-2040 administered as a single agent is 185.0 mg/m2/day.  An additional six patients with renal cell carcinoma were enrolled in this study which confirmed the favorable toxicity profile at this dose in this specific patient population.

On March 12, 2003, the FDA awarded Orphan Drug Status to GTI-2040 for the treatment of renal cell carcinoma.

In July 2003, we announced the FDA’s approval of the NCI sponsored Investigational New Drug (“IND”) application for a clinical trial of GTI-2040 in combination with cytarabine, in patients with refractory or relapsed acute myeloid leukemia (“AML”). Cytarabine is the current established drug for treating AML patients.  The new study is part of a Phase II clinical program to be conducted under the sponsorship of the Cancer Treatment Evaluation Program of the NCI pursuant to a clinical trials agreement between Lorus and the NCI.

In August 2003, we announced that the FDA had approved the NCI’s IND to begin a Phase II clinical trial to investigate GTI-2040 as a treatment for metastatic breast cancer in combination with capecitabine (Xeloda, manufactured by Roche Laboratories Inc.).

In September 2003, we received approval from Health Canada for initiation of a clinical trial of GTI-2040 in combination with docetaxel for the treatment of advanced non-small cell lung cancer (“NSCLC”), as part of a Phase II clinical program of GTI-2040 in collaboration with the NCI.

In January 2004, we announced interim results from a recently conducted exploratory Phase II clinical trial of GTI-2040 in patients with advanced, end-stage renal cell cancer in the United States, and extension of enrolment to meet statistical requirements for evaluation. This trial is a single-arm pilot study examining the safety and efficacy of GTI-2040 used in combination with the anticancer agent capecitabine. Results to date in the ongoing study were announced on September 30, 2004. To date, data have been collected on 25 patients evaluable for tumor assessment, with 4 more patients still to be evaluated.  The majority of patients had failed two or more prior therapies before entering the study, exhibited extensive metastases, and were representative of a population with very poor prognostic outcome in renal cell cancer. In the present clinical study, few treatment-related toxicities outside of those already known to occur with the test drugs were observed. More than half of the 25 evaluable patients in this study exhibited disease stabilization, ranging up to ten months. Tumor shrinkages of index tumors compared to baseline measurements were observed in some patients including sustained shrinkage in the longest duration stable diseases and in a patient with confirmed partial response. A full assessment of tumor responses and safety of the study regimen will be completed following conclusion of the study.

In February 2004 we announced the initiation of a Phase II clinical trial examining the use of GTI-2040 in combination with gemcitabine in patients with solid tumors.  This study is part of a larger clinical program sponsored and coordinated by the NCI.

In May 2004, we announced the initiation of a Phase II clinical trial examining GTI-2040 in combination with oxaliplatin and capecitabine in the treatment of advanced unresectable colon cancer.  This study is part of a clinical trials program sponsored by the NCI.  This study is ongoing.

GTI-2501

Our other antisense therapy is GTI-2501, designed to specifically target the R1 mRNA, resulting in:

  reduced R1 protein and R1 mRNA levels;

  significant inhibition of tumor cell growth in vitro;

  statistically significant reduction of tumor growth and tumor cell dissemination (metastasis) in animal models with total regression observed in some tumor models;

  increase in survival in models of haematological malignancy;

  efficacy against chemotherapy resistant tumor models; and,

  improved efficacy of standard chemotherapy when given as a combination with GTI-2501.

Research indicates that GTI-2501 specifically prevents the formation of the R1 protein required for RNR activity

Pre-Clinical Testing

GTI-2501 has demonstrated anti-tumor activity in a wide range of human cancers in standard mouse models including human breast, kidney and prostate cancers.  Pre-clinical studies have demonstrated that GTI-2501 is well tolerated in standard animal models at concentrations that exceed commensurate therapeutic doses in humans.

Clinical Development Program

GLP-toxicology studies for GTI-2501 were completed in November 2000, and approval of an IND was received from the U.S. FDA February 2001.This Phase I dose-escalating study at the University of Chicago Medical Centre was designed to establish the recommended clinical Phase II dose as well as look at the safety profile of GTI-2501.  A total of 32 patients with solid tumors or lymphoma were enrolled and are presently being evaluated following clinical completion.  Preliminary evaluation has confirmed favorable safety profiles as a single agent at doses ranging from 6 mg/m2/day to a recommended Phase II dose established in this study to be 210.9 mg/m2/day.

In December 2003, we announced that a Phase II clinical trial for the treatment of hormone refractory prostate cancer (“HRPC”) had been initiated at the Toronto Sunnybrook Regional Cancer Centre, in which GTI-2501 is administered in combination with docetaxel. The combination of GTI-2501 and docetaxel in this clinical trial is being investigated in patients with asymptomatic or symptomatic HRPC where disease progression is uncontrolled.  This represents the first clinical trial of GTI-2501 in Canada following the successful conclusion of the Phase I clinical trial in 2003 in the United States.  We announced expansion of this ongoing HRPC trial to two additional sites in Canada in July 2004.

Small Molecule Therapies

Clotrimazole Analogs

 In November 1997 we sub-licensed, on an exclusive world-wide basis until the later of patent expiry or marketing approval, CLT analogs for anti-cancer indications as well as actinic keratosis, from Ion.  Research studies on this class of compounds resulted in Lorus publishing papers in a number of peer-reviewed scientific journals that specialize in medical chemistry.  In September of 2004, we out-licensed the CLT analogs to Cyclacel.  See “-- License Agreements”.

Low Molecular Weight Compounds

In May 2004, we announced the discovery of novel low molecular weight compounds with anticancer and antibacterial activity. The finding comes after three years of research by Lorus scientists through a small molecule discovery program. We subsequently signed a collaboration agreement with the University of Toronto to provide a further development and delivery strategy for the compounds.

Other Technologies

Several promising new product opportunities have been introduced to our portfolio and are being assessed for their potential as new drug candidates.  They include platform technologies in areas of tumor suppressor gene therapy, and U-Sense compounds that we believe to have the potential to work through a unique mechanism of action to decrease the expression of cancer relevant genes.  Further antisense approaches for the treatment of cancer and drug resistant bacteria are also being investigated in the Lorus laboratory.  We intend to continue developing these compounds with the aim to identify new drug candidates for clinical trials as the three lead drugs make their way through clinical trials and to market.

In June, 2004 we announced that GeneSense had been allowed a patent by the European Patent Office for its discovery of a gene  which suppresses the growth of malignant tumors.

BUSINESS STRATEGY

By developing cancer therapeutics using different mechanisms of action that may be efficacious against a wide variety of cancers, we seek to maximize our opportunity to address multiple cancer therapeutic markets.  In its efforts to obtain the greatest return on its investment in each drug candidate, we separately evaluate the merits of each candidate throughout the clinical trial process and consider commercialization opportunities when appropriate.  In the next fiscal year, we intend to pursue arrangements for the commercialization of Virulizin® and on partnerships and further development of our lead technologies.  See “Co-development, Marketing and Distribution.”

PRODUCTION AND TESTING

Preclinical testing and certain research and development work has been performed at various contract laboratories.  Clinical trials have been undertaken at various medical centres worldwide.

MANUFACTURING

We have entered into a contract with Proligo LLC, a cGMP manufacturer, to produce its bulk active drug substance for its antisense compounds.  The manufacturer supplied bulk active drug for Good Laboratory Practices (GLP) toxicology studies and drug stability studies and has supplied bulk active drug, subsequently formulated, for both the GTI-2040 and GTI-2501 clinical trials. Proligo has filed a drug master file (DMF) with the FDA and have supplied the necessary documentation to support the IND submission.

In March 2001, we signed an agreement with Dalton Chemical Laboratories Inc. for the manufacturing of Virulizin(R).  The drug is being manufactured for the Phase III clinical trial program that we initiated in fiscal 2002 as well as to supply our licensee, Mayne Pharma Inc. (formerly Faulding Canada Inc.) with Virulizin(R) for malignant melanoma treatment in Mexico.

In July 2004, we entered into negotiations with Diagnostics Chemicals Limited doing business as BioVectra dcl in Prince Edward Island for the commercial manufacture of Virulizin(R) and the contract should be executed after October 7th, 2004.

INTELLECTUAL PROPERTY AND PROTECTION OF CONFIDENTIAL INFORMATION AND TECHNOLOGY

We believe that our issued patents and pending applications are important in establishing and maintaining a competitive position with respect to our products and technology.   As at May 31, 2004, we own or have rights under more than 50 issued or pending patents in Canada and the United States, as well as over 120 other issued and pending patent applications in other jurisdictions around the world.

Immunotherapy

We have been issued two patents in Canada and three patents in the United States relating to our immunotherapy platform, which include composition of matter, method and process claims.

Antisense

We have been issued one patent in Canada and seven patents in the United States relating to our antisense platform, which includes composition of matter and method claims.

Small Molecule

We have been issued two patents in the United States, which include composition of matter and method claims, relating to the NuChem small molecule platform.

We either own these issued patents or have the exclusive right to make, use, market, sell or otherwise commercialize products using these patents to diagnose and treat cancer. We cannot assure you that we will continue to have exclusive rights to these patents.

We cannot assure you that pending applications will result in issued patents, or that issued patents will be held valid and enforceable if challenged, or that a competitor will not be able to circumvent any such issued patents by adoption of a competitive, though non-infringing product or process.  Interpretation and evaluation of pharmaceutical or biotechnology patent claims present complex and often novel legal and factual questions.  Our business could be adversely affected by increased competition in the event that any patent granted to it is held to be invalid or unenforceable or is inadequate in scope to protect our operations.

While we believe that our products and technology do not infringe proprietary rights of others, we cannot assure you that third parties will not assert infringement claims in the future or that such claims will not be successful.  Furthermore, we could incur substantial costs in defending ourselves against patent infringement claims brought by others or in prosecuting suits against others.

In addition, we cannot assure you that others will not obtain patents that we would need to license, or that if a license is required that it would be available to us on reasonable terms, or that if a license is not obtained that we would be able to circumvent, through a reasonable investment of time and expense, such outside patents.  Whether we obtain a license would depend on the terms offered, the degree of risk of infringement, the vulnerability of the patent to invalidation, and the ease of circumventing the patent.

Until such time, if ever, that further patents are issued to us, we will rely upon the law of trade secrets to the extent possible given the publication requirements under international patent treaty laws and/or requirements under foreign patent laws to protect our technology and our products incorporating the technology.  In this regard, we have adopted certain confidentiality procedures.  These include: limiting access to its confidential information to certain key personnel; requiring all of its directors, officers, employees and consultants and others who may have access to our intellectual property to enter into confidentiality agreements which prohibit the use of or disclosure of confidential information to third parties; and implementing physical security measures designed to restrict access to such confidential information and products. Our ability to maintain the confidentiality of our technology is crucial to our ultimate possible commercial success.  We cannot assure you that the procedures adopted by us to protect the confidentiality of our technology will be effective, that third parties will not gain access to our trade secrets or disclose the technology, or that we can meaningfully protect our rights to our technology.  Further, by seeking the aforementioned patent protection in various countries, it is inevitable that a substantial portion of our technology will become available to its competitors, through publication of such patent applications.

REGULATORY REQUIREMENTS

Overview

Regulation by government authorities in Canada, the United States, Mexico and the European Union is a significant factor in our current research and drug development activities.  In order to clinically test, manufacture and market drug products for therapeutic use, we must satisfy the rigorous mandatory procedures and standards established by the regulatory agencies in the countries in which we currently operate or intend to operate.

The laws of most of these countries require the licensing of manufacturing facilities, carefully controlled research and the extensive testing of products.  Biotechnology companies must establish the safety and efficacy of their new products in clinical trials, cGMP, and control over marketing activities before being allowed to market their products.  The safety and efficacy of a new drug must be shown through clinical trials of the drug carried out in accordance with the mandatory procedures and standards established by regulatory agencies.

The process of completing clinical trials and obtaining regulatory approval for a new drug takes a number of years and requires the expenditure of substantial resources.  Once a new drug or product license application is submitted, we cannot assure you that a regulatory agency will review and approve the application in a timely manner.  Even after initial approval has been obtained, further studies, including post-marketing studies, may be required to provide additional data on safety necessary to gain approval for the use of the new drug as a treatment for clinical indications other than those for which the new drug was initially tested.  Also, regulatory agencies may require post-marketing surveillance programs to monitor a new drug’s side effects.  Results of post-marketing programs may limit or expand the further marketing of new drugs.  A serious safety or effectiveness problem involving an approved new drug may result in a regulatory agency requiring withdrawal of the new drug from the market and possible civil action.  We cannot assure you that we will not encounter such difficulties or excessive costs in our efforts to secure necessary approvals, which could delay or prevent us from manufacturing or marketing our products.

In addition to the regulatory product approval framework, biotechnology companies, including Lorus, are subject to regulation under local provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulation, including possible future regulation of the biotechnology industry.

Canada

In Canada, the manufacture and sale of new drugs are controlled by Health Canada (“HC”).  New drugs must pass through a number of testing stages, including pre-clinical testing and clinical trials.  Preclinical testing involves testing the new drug’s chemistry, pharmacology and toxicology in vitro and in animals.  Successful results (that is, potentially valuable pharmacological activity combined with an acceptable low level of toxicity) enable the developer of the new drug to file a Clinical Trial Application (“CTA”) to begin clinical trials involving humans.

In order to study a drug in Canadian patients, a CTA submission must be filed with HC.  The IND submission must contain specified information, including the results of the pre-clinical tests completed at the time of the submission and any available information regarding use of the drug in humans.  In addition, since the method of manufacture may affect the efficacy and safety of a new drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must be presented.  Production methods and quality control procedures must be in place to ensure an acceptably pure product, essentially free of contamination, and to ensure uniformity with respect to all quality aspects.

Provided HC does not reject a CTA submission, clinical trials can begin.  Clinical trials are carried out in three phases or a combination thereof.  Phase I involves studies to evaluate toxicity in humans.  The new drug is administered to human patients who have met the clinical trial entry criteria to determine pharmacokinetics, human tolerance and prevalence of adverse side effects.  Phases II and III involve therapeutic studies.  In Phase II, efficacy, dosage, side effects and safety are established in a small number of patients who have the disease or disorder that the new drug is intended to treat.  In Phase III, there are controlled clinical trials in which the new drug is administered to a large number of patients who are likely to receive benefit from the new drug.  In Phase III, the effectiveness of the new drug is compared to that of standard accepted methods of treatment in order to provide sufficient data for the statistical proof of safety and efficacy for the new drug.

If clinical studies establish that a new drug has value, the manufacturer submits a New Drug Submission (“NDS”) application to HC for marketing approval.  The NDS contains all information known about the new drug, including the results of pre-clinical testing and clinical trials.  Information about a substance contained in an NDS includes its proper name, its chemical name, details on its method of manufacturing and purification, and its biological, pharmacological and toxicological properties.  The NDS also provides information about the dosage form of the new drug, including a quantitative listing of all ingredients used in its formulation, its method of manufacture, manufacturing facility information, packaging and labeling, the results of stability tests, and its diagnostic or therapeutic claims and side effects, as well as details of the clinical trials to support the safety and efficacy of the new drug.  Furthermore, for biological products, an on-site evaluation is required prior to the issuance of a Notice of Compliance.  All aspects of the NDS are critically reviewed by HC. If an NDS is found satisfactory, a Notice of Compliance is issued permitting the new drug to be sold.

HC has a policy of priority evaluation of new drug submissions for all drugs intended for serious or life-threatening diseases for which no drug product has received regulatory approval in Canada and for which there is reasonable scientific evidence to indicate that the proposed new drug is safe and may provide effective treatment.

The monitoring of a new drug does not cease once it is on the market.  For example, a manufacturer of a new drug must report any new information received concerning serious side effects, as well as the failure of the new drug to produce desired effects.  As well, if HC determines it to be in the interest of public health, a notice of compliance for a new drug may be suspended and the new drug may be removed from the market.

An exception to the foregoing requirements relating to the manufacture and sale of a new drug is the limited authorization that may be available in respect of the sale of new drugs for emergency treatment.  Under the special access program, HC may authorize the sale of a quantity of a new drug for human use to a specific practitioner for the emergency treatment of a patient under the practitioner’s care.  Prior to authorization, the practitioner must supply HC with information concerning the medical emergency for which the new drug is required, such data as is in the possession of the practitioner with respect to the use, safety and efficacy of the new drug, the names of the institutions at which the new drug is to be used and such other information as may be requested by HC.  In addition, the practitioner must agree to report to both the drug manufacturer and HC the results of the new drug’s use in the medical emergency, including information concerning adverse reactions, and must account to HC for all quantities of the new drug made available.

The Canadian regulatory approval requirements for new drugs outlined above are similar to those of other major pharmaceutical markets.  While the testing carried out in Canada is often acceptable for the purposes of regulatory submissions in other countries, supplementary testing may be requested by individual regulatory authorities during their assessment of any submission. We cannot assure you that the clinical testing conducted under HC authorization or the approval of regulatory authorities of other countries will be accepted by regulatory authorities outside Canada or such other countries.

United States

In the United States, the manufacture and sale of new drugs are controlled by the FDA.  New drugs require FDA approval of a marketing application (e.g. an NDA or product license application) prior to commercial sale.  To obtain marketing approval, data from adequate and well-controlled clinical investigations, demonstrating to the FDA’s satisfaction a new drug’s safety and effectiveness for its intended use, are required.  Such data are generated in studies conducted pursuant to an IND submission, similar to that required in Canada.  As in Canada, clinical studies are characterized as Phase I, Phase II and Phase III trials or a combination thereof.  In a marketing application, the manufacturer must also demonstrate the identity, potency, quality and purity of the active ingredients of the new drug involved, and the stability of those ingredients.  Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with the FDA’s cGMP regulations for drugs or biologic products both in a pre-licensing inspection before product licensing and in subsequent periodic inspections after licensing.  In the case of a biologic product, an establishment license must be obtained prior to marketing and batch releasing.

A five-year period of market exclusivity for a drug comprising a New Chemical Entity (“NCE”) is available to an applicant that succeeds in obtaining FDA approval of a NCE, provided the active ingredient of the NCE has never before been approved in a NDA. During this exclusivity period, the FDA may not approve any abbreviated application filed by another sponsor for a generic version of the NCE. Further, a three-year period of market exclusivity for a new use or indication for a previously approved drug is available to an applicant that submits new clinical studies that are essential to support the new use or indication. During the latter period of exclusivity, the FDA may not approve an abbreviated application filed by another sponsor for a generic version of the product for that use or indication.

The FDA has “fast track” regulations intended to accelerate the approval process for the development, evaluation and marketing of new drugs used to diagnose or treat life-threatening and severely debilitating illnesses for which no satisfactory alternative therapies exist.  “Fast track” designation affords early interaction with the FDA in terms of protocol design, and permits, although it does not require, the FDA to issue marketing approval after completion of Phase II clinical trials (although the FDA may require subsequent clinical trials or even post-approval efficacy studies).

Mexico

In Mexico, the manufacture and sale of new drugs are controlled by the SSA.  The regulatory requirements in Mexico operate under similar regulatory principles as other international jurisdictions.

REGULATORY STRATEGY

Our overall regulatory strategy is to work with HC in Canada, the FDA in the United States, the EMEA in Europe, the SSA in Mexico and any other local regulatory agencies to have drug applications approved for use of Virulizin(R), GTI-2040, GTI-2501, and NuChem Analogs in clinical trials (alone and/or in combination with chemotherapeutic compounds) and subsequently for sale in international markets. Where possible, we intend to take advantage of opportunities for accelerated consideration of drugs designed to treat rare and serious or life-threatening diseases. We also intend to pursue priority evaluation of any application for marketing approval filed in Canada, the United States, the European Economic Community or Mexico, and to file additional drug applications in other markets where commercial opportunities exist.  We cannot assure you that we will be able to pursue these opportunities successfully.

LICENSE AGREEMENTS

The University of Manitoba (the “University”), Dr. Jim Wright, Dr. Aiping Young and Cancer Care entered into an exclusive license agreement (the “License Agreement”) with GeneSense dated June 20, 1997 pursuant to which GeneSense was granted an exclusive world-wide license to certain patent rights with the right to sub-license.  In consideration for the exclusive license to GeneSense of the patent rights, the University and Cancer Care are entitled to an aggregate of 1.67% of the net sales received by GeneSense from the sale of products or processes derived from the patent rights and 1.67% of all monies received by GeneSense from sub-licenses of the patent rights. GeneSense is solely responsible for the preparation, filing, prosecution and maintenance of all patent applications and patents included in the patent rights and all related expenses.  Pursuant to the terms of the License Agreement, any and all improvements to any of the patent rights derived in whole or in part by GeneSense after the date of the License Agreement are not included within the scope of the License Agreement and do not trigger any payment of royalties.

In December 1997, Lorus, through NuChem, acquired certain patent rights and a sublicense from Ion to develop and commercialize the anti-cancer applications of CLT and new chemical entities related to CLT (the “NuChem Analogs”).  The consideration for this acquisition was Ion’s 20% common share interest in NuChem, US$350,000 in common shares of the Company and amounts totaling up to US$3,500,000 payable in cash.  On June 15, 1998, we issued from treasury 583,188 common shares in settlement of the US$350,000 obligation.  To October 2004, NuChem had made cash payments totaling US $500,000 to Ion.  The balance is payable upon the achievement of certain milestones based on the commencement and completion of clinical trials related to the NuChem Analogs.

All research and development activities to be undertaken by NuChem are to be funded by us through subscriptions for non-participating preference shares of NuChem.  As at May 31, 2004, we had provided a total of $6,014,997 of funding to NuChem.

NuChem has agreed to actively proceed with research and development programs relating to the NuChem Analogs.  If NuChem fails to make any of the payments described above, discontinues its research and development activities related to the NuChem Analogs or commits an act of insolvency or bankruptcy, Ion has the right to re-acquire the NuChem Analogs assigned to NuChem and to terminate the sublicense, upon the payment by Ion of a certain amount and subject to certain other conditions.

In September 2003, we announced that Lorus, NuChem and Cyclacel announced we had entered into an exclusive worldwide license agreement for the development and commercialization of the NuChem Analogs.  Under the terms of the Agreement, Lorus will receive upfront fees of US $400,000 and milestone payments, which assuming all milestones are achieved, will total approximately US $11.6 million for our pre-clinical compound NC 381, and similar milestone payments for each of any other compounds developed from the compound library.  In addition to these payments, we will receive royalties based on product sales.  Cyclacel is responsible for all future drug development costs.

CO-DEVELOPMENT, MARKETING AND DISTRIBUTION

Our objective is to maximize the therapeutic value and potential commercial success of Virulizin(R), GTI-2040 and GTI-2501, and the small molecule platform.  In the near term, we intend to pursue research and early clinical development with our own funds. In our efforts to obtain the greatest return on its investment in each drug candidate, we separately evaluate the merits of each candidate throughout the clinical trial process and will consider commercialization opportunities when appropriate.  We intend to partner with pharmaceutical companies for the sale, marketing and distribution of our products.

We have a variety of academic partnerships including: Hospital for Sick Children; McGill University; Ontario Cancer Institute; United States National Cancer Institute; University of Western Ontario; and, the University of Chicago Cancer Center.

In September 2001, we executed a license and distribution agreement with Mayne Pharma Inc. (formerly Faulding Canada Inc.).  Pursuant to the agreement, Mayne Pharma distributes and sells Virulizin(R) in Mexico for the treatment of malignant melanoma.  Under the terms of the agreement, Mayne Pharma exercised its option to obtain the rights to distribute and sell Virulizin(R) in Brazil and Argentina.  We arrange for the manufacture of Virulizin(R) and receive a royalty on sales.

In May 2004. we signed a collaboration agreement with the University of Toronto to provide a further development and delivery strategy for our novel low molecular weight compounds with anticancer and antibacterial activity.  The development strategy is partially funded by a grant awarded to Lorus and the University from the Natural Sciences and Engineering Research Council of Canada/Collaborative Research and Development.   The collaboration agreement provides for payment by us to the University of set fees and a percentage of net revenues derived from any intellectual property developed under the agreement if and when the intellectual property is commercialized.

COMPETITION

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition.  There are many companies in both these industries that are focusing their efforts on activities similar to ours.  Some of these are companies with established positions in the pharmaceutical industry and may have substantially more financial and technical resources, more extensive research and development capabilities, and greater marketing, distribution, production and human resources than us.  In addition, we may face competition from other companies for opportunities to enter into collaborative agreements with biotechnology and pharmaceutical companies and academic institutions.  Many of these other companies are not solely focused on cancer, as is the mission of our drug development.  We specialize in the development of drugs that will help manage cancer.  With products in late stage pre-clinical through to Phase III development, spanning three different platform technologies focused on cancer, we believe we have multiple opportunities for success.

Products that may compete with our products include chemotherapeutic agents, monoclonal antibodies, antisense therapies and immunotherapies with novel mechanisms of action.  These are drugs that are delivered by specific means and are targeting cancers with large disease populations.  We also expect that we may experience competition from established and emerging pharmaceutical and biotechnology companies that have other forms of treatment for the cancers that we target.  There are many drugs currently in development for the treatment of cancer that employ a number of novel approaches for attacking these cancers.  Cancer is a complex disease with more than 100 indications requiring drugs for treatment.  The drugs in competition with our drugs have specific targets for attacking the disease, targets which are not necessarily the same as ours.  These competitive drugs therefore could potentially also be used together in combination therapies with our drugs to manage the disease.

HUMAN RESOURCES

As at May 31, 2004, we employed 60 full-time persons and 10 part-time persons in research and drug development and administration activities. Of our employees, 16 are medical doctors and/or Ph.D.s.  We have a Medical and Scientific Advisory Board comprised of eight members who are each medical doctors or Ph.D.s.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option plan.

PROPERTIES

Lorus’ head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario.  The leased premises include approximately 8,000 square feet of laboratory and research space.  We believe that our existing facilities are adequate to meet our requirements for the short term.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

Our MD&A is incorporated herein by reference.

SHARE CAPITAL AND MARKET FOR SECURITIES

SHARE CAPITAL

We are authorized to issue an unlimited number of common shares.  As of October 4, 2004, there were 171,804,989 common shares issued and outstanding.  The holders of common shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by us and to receive our remaining property and assets upon our dissolution or winding up. Our common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

MARKET FOR SECURITIES

Our common shares are currently listed on The Toronto Stock Exchange (“TSX”) under the symbol “LOR” and on the American Stock Exchange under the symbol “LRP”.  The following table sets out the price ranges and trading volumes of our common shares on the TSX for the periods indicated:

	High ($)	Low ($)	Volume (#)
2004
May	0.98	0.83	5,292,300
April	1.12	0.90	5,848,600
March	1.15	1.01	7,146,100
February	1.34	1.01	18,895,500
January	1.18	0.99	9,127,400
2003
December	1.19	0.95	6,762,600
November	1.19	0.96	6,188,400
October	1.39	1.11	11,386,500
September	1.47	1.12	20,614,600
August	1.30	1.05	6,872,500
July	1.35	0.95	8,436,300
June	1.47	1.18	13,909,800

DIVIDENDS

Dividends on our common shares are declared at the discretion of our board of directors.  To date, we have not paid any dividends and do not expect to do so in the foreseeable future.

LEGAL PROCEEDINGS

We are not a party to, nor the subject of, any outstanding legal proceedings, nor are we aware of any contemplated proceedings.

DIRECTORS AND OFFICERS

The following table and notes thereto provide the name, municipality, province and country of residence, positions with the Company, term of office and principal occupation of each person who serves as a director or officer of Lorus as at the date hereof.

Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed.  We have an Audit Committee, an Environmental Committee, a Corporate Governance and Nominating Committee and a Human Resources and Compensation Committee and the members of each such committee are shown below.  As at May 31, 2004 our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over 14,292,880 or approximately 8.3% of the common shares.

Name and Municipality of Residence	Position	Director or Officer Since
J. KEVIN BUCHI(1) (2) West Chester, Pennsylvania	Director	December 2002
ROBERT L. CAPIZZI(2) (5) Philadelphia, Pennsylvania	Director	January 2003
DONALD W. PATERSON(1) (3) Toronto, Ontario	Director	July 1991
ELLY REISMAN Richmond Hill, Ontario	Director	November 1999

Name and Municipality of Residence	Position	Director or Officer Since
ALAN STEIGROD(2) Newport Beach, California	Director	May 2001
GRAHAM STRACHAN(1) (2) (3)(4) Etobicoke, Ontario	Chairman, Director	May 2001
DR. JIM WRIGHT Oakville, Ontario	President and Chief Executive Officer, Director	October 1999
DR. AIPING YOUNG(4) Toronto, Ontario	Chief Operating Officer	October 1999
PAUL J. VAN DAMME Toronto, Ontario	Chief Financial Officer	September 2004
BRUCE ROWLANDS Toronto, Ontario	Senior Vice President, Planning and Public Affairs	January 2004
SHANE A. ELLIS Toronto, Ontario	Corporate Secretary, Vice President of Legal Affairs	February 1998

(1)

Member of Audit Committee.

(2)

Member of the Human Resources and Compensation Committee.

(3)

Member of the Corporate Governance Committee

(4)

Member of Environmental Committee.

(5)

Dr. Capizzi will not be standing for re-election at our November 18, 2004 annual meeting of shareholders.

The principal occupation and employment of each of the foregoing persons for the past five years is set forth below:

J. Kevin Buchi: Mr. Buchi is senior vice president and chief financial officer of Cephalon Inc., an international biopharmaceutical company.  Mr. Buchi is responsible for finance, accounting, manufacturing and information systems and has been involved in raising significant financing for Cephalon. He is a certified public accountant and has received a master's degree in management from the J.L. Kellogg Graduate School of Management at Northwestern University.

Dr. Robert L. Capizzi : Dr. Capizzi is Vice President, Medical Affairs of Novacea, Inc.  Prior to that, Dr. Capizzi served as President of Capizzi Clinical Resources Inc., and as professor of medicine and pharmacology, and as the Magee professor of medicine and chairman of the department of medicine at the Thomas Jefferson University in Philadelphia, PA.

Donald W. Paterson:  Mr. Paterson is President of Cavandale Corporation, a corporation principally engaged in providing strategic corporate consulting to emerging growth companies within the technology industry.

Elly Reisman:  Mr. Reisman is the President and Chief Executive Officer of Great Gulf Group, a real estate company.

Alan Steigrod:  Mr. Steigrod is Managing Director of Newport Healthcare Ventures, a consulting firm for the healthcare industry, located in Newport Beach, California.

Graham Strachan:  Mr. Strachan is President of GLS Business Development Inc., a life-science consulting firm located in Etobicoke, Ontario.

Dr. Jim Wright:  Dr. Wright’s present principal occupation is President and Chief Executive Officer of Lorus.  Dr. Wright co-founded GeneSense in 1996, and served as its President, Chief

Scientific Officer and a director before becoming our President and Chief Scientific Officer in October 1999 on our acquisition of GeneSense.

Dr. Aiping Young:  Dr. Young has been our Chief Operating Officer since November 20, 2003.  Prior to that, Dr. Young had acted since 1999 as our Senior Vice President, Research and Development and Chief Technical Officer.

Paul J. Van Damme.  Mr. Van Damme joined Lorus Therapeutics Inc. as Chief Financial Officer in September 2004.  Prior to joining the Company, he was Chief Financial Officer of Affinity Express, Inc. From 2001 to 2003 he served as Vice-President, Finance & Chief Financial Officer of Electrovaya Inc. From 1999 to 2001, he was Vice-President, Finance – Canada for NPS Pharmaceuticals, Inc. Prior to his appointment, he was Senior Vice-President & Chief Financial Officer of Allelix Biopharmaceuticals Inc. until it was acquired by NPS Pharmaceuticals, Inc. in December 1999.

W. Bruce Rowlands: Mr. Rowlands joined the senior management team at Lorus Therapeutics Inc. as Senior Vice President, Planning and Public Affairs in January 2004. Prior to joining Lorus he served as a Senior Advisor to the company through his wholly owned consultancy W. B. Rowlands & Co. Ltd. from December 2002 through December 2003. From May 1999 to December 2002 Mr. Rowlands was Vice President & Director of Dominick & Dominick Securities.

Shane A. Ellis.  Mr. Ellis is our Vice President, Legal Affairs and Corporate Secretary.  Mr. Ellis has been with Lorus since 1998.

AUDIT COMMITTEE

The charter of our audit committee is attached as Schedule A.  The current members of the audit committee are J. Kevin Buchi, Donald W. Paterson and Graham Strachan.  Pursuant to Canadian securities laws, our board of directors has determined that Messrs. Buchi, Paterson and Strachan are financially literate as all have experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation.  Mr. Buchi is a certified public accountant and holds the position of Chief Financial Officer in a pharmaceutical company. Pursuant to United States securities laws, Mr. Buchi is also a “financial expert”.  Mr. Paterson, in his position as President of Cavandale Corporation, is educated and experienced in reading and analyzing financial statements.  Mr. Strachan has experience with reading and analysing financial statements both as President of his own life science consulting firm and in a prior position as President, Chief Executive Officer and a director of a biopharmaceutical company.  Additionally, all three members of the audit committee qualify as “independent” as that term is defined in the relevant Canadian securities laws relating to the composition of the audit committee, and Mr. Buchi qualifies as an “independent director", pursuant to the rules of the American Stock Exchange.

The audit committee of our board of directors has within the charter of the audit committee adopted specific responsibilities and duties regarding the provision of services by the registrant’s external auditors, currently KPMG LLP.  This charter requires audit committee pre-approval of all permitted audit and audit-related services.  Any non-audit services must be submitted to the board of directors of the registrant for review and approval.  Under the charter, all permitted services to be provided by KPMG LLP must be pre-approved by the audit committee.  The pre-approval of services may be given at any time up to a year before commencement of the specified service.

Subject to the charter, the audit committee may establish fee thresholds for a group of pre-approved services.  In such cases, the description of services must be sufficiently detailed as to the particular services to be provided to ensure that (i) the audit committee knows precisely what services it is being asked to pre-approve and (ii) the audit committee’s responsibilities are not delegated to management.  All such services will be ratified at the next scheduled meeting of the audit committee, and upon such ratification will no longer be included in determining the aggregate fees covered by this limited approval.  The audit committee then recommends to the board of directors approval of the fees and other significant compensation to be paid to the independent auditors.

The fees billed to us by our outside auditors for the past financial year are as follows:

(Cdn $000s)	2004
Audit Fees	$108,124
Audit-Related Fees	6,325
Tax Fees	2,112
All Other Fees	31,753
Total	$148,314

MEDICAL AND SCIENTIFIC ADVISORS BOARD

Since October 2, 2002, Dr. Mace L. Rothenberg has served as our external medical advisor providing strategic medical advice on our growing international clinical and drug development programs.  Dr. Rothenberg is an internationally recognized oncologist who is a Director, Phase I Drug Development Program and Professor of Cancer Research at the E. Bronson Ingram Cancer Centre, and Professor of Medicine, Division of Medical Oncology at the Vanderbilt University Medical Center.

We have a Medical and Scientific Advisory Board (“MSAB”) comprised of certain medical and scientific experts whom we believe will enhance our capabilities. Members of the MSAB meet periodically to review the progress of our research and development activities and the results of ongoing clinical trials.  The MSAB also advises us generally as to specific research programs, and as to advances in biotechnology, immunology and other areas of scientific expertise relevant to the further development of our technologies.

As at the date hereof, the members of the MSAB were:

Dr. Donald P. Braun, Ph.D.: Dr. Braun is a Professor, Department of Surgery at the Medical College of Ohio in Toledo, Ohio, and Administrative Director of the Cancer Institute.  Dr. Braun is a member of the Scientific Advisory Committee on Immunology of the American Cancer Society.

Dr. Gregory Curt, M.D.:  Dr. Curt is Medical Affairs Director, Field Medical Group, AstraZeneca.  He was formerly a Clinical Director of the NCI in Bethesda, Maryland.  He received his M.D. with Distinction in Research from the University of Rochester School of Medicine in 1977.  After completing his training in Internal Medicine at Harvard, he came to the NCI for subspecialty training in Medical Oncology.

Dr. Jaime G. de la Garza Salazar, M.D.:  Dr. de la Garza, a member of the Mayo Graduate School of Medicine, has been the Director General of the National Cancer Institute of Mexico since 1993.  He is also the President of the Mexican Oncology Board.  Prior to his appointment as Director, Dr. de la Garza was Associate Director in Clinical Research at the NCI.

Dr. Robert Kerbel, Ph.D.:  Dr. Kerbel obtained his Ph.D. in microbiology and immunology from Queen’s University in 1972.  Dr. Kerbel is currently Senior Scientist, Molecular and Cellular Biology Research at Sunnybrook and Women’s College Health Sciences Centre, and was formerly the Director of Biological Sciences and the Division of Cancer Biology Research at Sunnybrook and is also the John & Elizabeth Tory Professor of Experimental Oncology at the University of Toronto.  He is a member of the editorial board of many international scientific journals and is editor-in-chief of Cancer Metastatis Review.

Dr. Bishnu D. Sanwal, Ph.D., D.Sc., F.R.S.C.:  Dr. Sanwal is a Professor Emeritus and former Chairman of the Department of Biochemistry at the University of Western Ontario, London, Ontario.  He has a long and distinguished career in biological and medical research.  With over 146 publications, Dr. Sanwal is a member of or advisor to numerous scientific committees and journals such as the editorial board of Archives of Biochemistry and Biophysics and member of the Royal Society of London, and Fellow of the Royal Society of Canada.  He received a Ph.D. from the University of Delhi and a Doctor of

Sciences from the Federal Institute of Technology, Zurich.

Dr. Lesley Seymour, MBBCh, FCP (SA):  Dr. Seymour is a Co-Director of the Investigational New Drug Program of the National Cancer Institute of Canada Clinical Trials Group.  She received her M.D. at the University of the Witwatersrand in South Africa in 1978 and subsequently completed Specialist training in Internal Medicine as well as Clinical Hematology and Medical Oncology.

Dr. Louis Siminovitch, O.C., Ph.D., D.Sc., F.R.S.C., F.R.S.:  Dr. Siminovitch is a former founder and director of the Department of Medical Genetics, University of Toronto, the Department of Genetics, Hospital for Sick Children, the Samuel Lunenfeld Research Institute at Mount Sinai Hospital, former Director and President of the National Cancer Institute of Canada and is presently on the Scientific Advisory Board of the Canadian Medical Discoveries Fund, several biotechnology companies and institutes.  He is a founding member and former Senior Editor of Virology, founding member and former member of the editorial board of Cell, the editorial board of Annual Review of Genetics, founding member and former Senior Editor of Molecular and Cellular Biology, former member of the editorial board of Genetics and of the advisory board of Molecular Biology and Medicine.  Dr. Siminovitch received a Ph.D. from McGill University and was awarded a Doctor of Science, Honoris Causa, for his distinguished scientific research contributions from several Canadian universities: Memorial University, McMaster University, University of Montreal, McGill University, University of Western Ontario and University of Toronto.  Dr. Siminovitch is a Companion of the Order of Canada and was inducted into the Canadian Medical Hall of Fame in 1997.  Dr. Siminovitch is the chair of the MSAB.

Dr. George R. Stark, Ph.D., F.R.S.:  Dr. Stark is the former Sherwin-Page Chairman of the Research Institute, The Cleveland Clinic Foundation, Cleveland, Ohio.  He received a Ph.D. from Columbia University and completed postdoctoral studies at Rockefeller University. Dr. Stark has made significant contributions to the field of molecular biology.  Dr. Stark led the development of the Northern and Western Blot techniques for analysis of specific RNAs and proteins.  Much of his work has focused on the process of gene amplification in mammalian cells, leading to an appreciation both of the mechanisms that generate amplified structures in   cell lines and tumor cells and the regulatory processes that prevent amplification from occurring in normal cells.  Very recent work has led to the discovery of a new signal pathway that regulates gene expression in cancer cells.  A former Professor of Biochemistry at Stanford University, Dr. Stark moved to London as the Associate Director of Research at the Imperial Cancer Research Fund in London, England (1983-1992).  Dr. Stark received the H. A. Sober award of the American Society of Biological Chemists in 1986, was elected to the U.S.A. National Academy of Science in 1986 and to the Fellowship of the Royal Society in Britain in 1990.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

One of our directors, Elly Reisman, is also a director of The Erin Mills Investment Corporation.  Mr. Reisman declares his interest and refrains from voting on any matter involving The Erin Mills Investment Corporation. See "Material Contracts".  Other than as aforesaid, there is no interest in material contracts at management or board level.

RISK FACTORS

For a discussion of the various risks and uncertainties facing Lorus and our business, please see the section entitled “Risks and Uncertainties” in our MD&A, which is incorporated by reference herein

We have not produced or commercially marketed any product other than Virulizin®, which has been approved for sale and is being sold in the private market in Mexico. Although we have commenced commercial sales of Virulizin®, there can be no assurance that we will realize future revenues from the product. In addition, we cannot assure you that we will ever realize revenues from any of our products in development, or that we will ever be profitable.

Our products are in various stages of development.  We cannot assure you that we will have funds available to permit the successful commercialization of our products.  Our funding needs may vary depending on many factors including: the progress and number of research and drug development programs; costs associated with clinical trials and the regulatory process; costs related to maintaining drug manufacturing sources; costs of prosecuting or enforcing patent claims and other intellectual property rights; collaborative and license agreements with third parties; and opportunities to in-license or acquire new products.

In order to commercialize our products, we must obtain regulatory approvals. Regulatory approvals can take a number of years and involve substantial expenditures.  We cannot assure you that we will ever obtain necessary approvals or licenses for any of its products; that we will not encounter difficulties or excessive costs in its efforts to secure necessary approvals and licenses; or that we will be able to obtain sufficient funds to meet the necessary expenditures associated with obtaining regulatory approvals.

Even if our product candidates receive all necessary regulatory approvals and clearances, they may not gain market acceptance. Physicians, patients, third party payors and the medical community may not accept or utilize our products, and if our products do not achieve significant market acceptance our business and financial condition will be materially adversely affected. In addition, market acceptance is affected by the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health coverage insurers and other organizations.  Lorus relies upon third parties to provide certain key services, including contract manufacturers to manufacture its products and independent investigators and contract research organizations to assist it in conducting its clinical trials. These third parties may encounter difficulties in meeting regulatory requirements and in maintaining quality control and quality assurance to meet our clinical development needs. If these third party service providers are unable to meet regulatory requirements or maintain quality control and quality assurance, or we are unable to retain such suppliers or obtain new third party suppliers, we may not be able to effectively conduct clinical trials or ultimately commercialize our products.

We currently hold licenses from third parties for certain technologies, including our antisense platform.  We cannot assure you that these licenses will not terminate or that they will remain in good standing.

Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products.  We cannot assure you that we will be able to establish such additional collaborations on favourable terms, if at all, or that our current or future collaborative arrangements will be successful or may not be terminated by our partners. We do not have any sales, marketing or distribution capabilities. In order to commercialize our products, if any are approved, we must either acquire or internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services for us. The inability to market our products could have a material adverse effect on our business and financial condition.

The sale and use of the products we develop could carry the risk of product liability proceedings. While we currently maintain limited product liability insurance, we cannot assure you that product liability insurance will continue to be available to us on commercially reasonable terms. Product liability claims might also exceed the amounts of such coverage.

Our discovery and development processes involve the controlled use of hazardous and radioactive materials.  Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Our interest income is subject to fluctuations of interest rates in our investment portfolio of debt securities.  Investments are held to maturity and have staggered maturities to minimize interest rate risk.  We cannot assure you that interest income fluctuations will not have an adverse impact on our financial condition.  We maintain our accounts in Canadian dollars, but our revenues and a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

Our success depends in part on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties. We cannot assure that our pending patent applications will result in patents being granted, that we will be able to develop additional proprietary products that are patentable, that patents already granted to us will provide us with any competitive advantage, or that patents of others will not have an adverse effect on our ability to do business.

Our success depends in large part upon our ability to attract and retain highly qualified scientific and management personnel. We face competition for such personnel from other companies, academic institutions, government entities and other organizations. We cannot assure you that we will retain our current personnel and will be able to continue to attract qualified personnel.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Computershare Trust Company of Canada at its principal office in the City of Toronto.

MATERIAL CONTRACTS

On October 6, 2004, the Corporation entered into a subscription agreement with The Erin Mills Investment Corporation.

ADDITIONAL INFORMATION

Additional information relating to Lorus may be found on SEDAR at www.sedar.com.  Certain additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under our stock option plan, is contained in the Circular.  Additional financial information is provided in the 2004 Financial Statements and MD&A.  Copies of:

  the Circular;

  the 2004 Financial Statements and our most recent unaudited financial statements that have been filed, if any, for any period subsequent to the year ended May 31, 2004;

  this annual information form and any document or the pertinent pages of any document incorporated by reference in this annual information form; and

  when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus otherwise not referred to herein, may be obtained upon request from our Corporate Secretary at 2 Meridian Road, Toronto, Ontario, M9W 4Z7, Canada.  If our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, copies of the foregoing documents are available free of charge.  At all other times, a reasonable fee may be charged if the request for copies is made by a person who is not a security holder of Lorus.

GLOSSARY

The following is a glossary of terms that are used in this annual information form:

Actinic keratosis:	a condition that arises on the skin’s surface. It can be the first step in the development of skin cancer and therefore is a precursor of cancer, or a precancer.
Analog:	a chemical derivative or variation of a parent molecule
Anti-angiogenic:	preventing blood vessel formation
Anti-metastatic:	the ability to inhibit the movement of tumor cells from a primary/original site to other organs in the body
Anti-proliferative:	preventing cancer cell division
Apoptosis:	programmed cell death
BCD:	Bureau of Control of Drugs, the regulatory agency controlling pharmaceutical drugs in Mexico
Biologic response modifier or BRM:	a substance which stimulates, modifies or enhances the body’s response, including the response of the body’s immune and other protective cellular and molecular systems, to certain diseases
Carcinoma:	any cancerous tumor that starts with the cells that cover the inner and outer body surfaces
Clinical trials:

the investigational use of a new drug in humans: Phase I clinical trials test a drug for safety, Phase II clinical trials test a drug for efficacy and safety in a relatively small sample of patients, and Phase III clinical trials test the drug for efficacy in larger numbers of patients and compares the drug with conventional therapies

cGMP:	current good manufacturing practices, as mandated from time to time by the HC and the FDA
CLT:	Clotrimazole
Cytokine:	a generic term for a non-antibody protein released by a cell population (e.g., activated macrophages) of the immune system on contact with chemical or biological stimuli
Cytotoxic:	pertaining to the destruction of cells
Deoxyribonucleic acid (DNA):	DNA is the carrier of genetic information which exists in all cells of the body. The building blocks of DNA are called nucleotides
Efficacy:	the ability of a drug to produce a desired result
EMEA:	European Medicine Evaluation Agency

FDA:	Food and Drug Administration, the government agency which regulates the use and sale of diagnostic and therapeutic drug products in the United States
Gene expression:	the synthesis of specific proteins on the basis of inherited or acquired genetic information
GeneSense:	GeneSense Technologies Inc., a subsidiary of the Company
HC:	Health Canada, the federal government department which among other responsibilities regulates the use and sale of therapeutic drug products in Canada
Immune system:	the totality of organs and cells involved in the body’s immunologic response to foreign antigens and malignant tissue
IND:	investigational new drug
In vitro:	in the test tube; referring to chemical reactions, fermentation, etc., occurring therein e.g. in cell-free extracts
In vivo:	in the living body; referring to chemical processes occurring within cells, etc., as distinguished from those occurring in cell-free extracts (in vitro)
LD50:	the measure (quantity) of a drug that, when administered to experimental animals in acute toxicity studies, is lethal to 50 percent of such animals
Macrophage:	a large scavenger white blood cell that engulfs and digests invading micro-organisms and cell debris, and also participates in many complex immunologic processes
Malignant/ malignancy:	describes a tumor that is cancerous. Two important qualities of malignancies are the tendency to invade surrounding tissues and to break off and spread elsewhere (metastasis)
MAP Kinase Pathway:

the pathway of mitogenic signal transduction through the cascade of mitogen-activated protein (MAP) kinases which ultimately lead to alteration in regulatory events such as cell proliferation, differentiation and apoptosis.

Metabolism:	the overall biochemical reactions that take place in a living organism including the building up of complex molecules or breakdown of molecules to provide energy
Metabolic:	of, or relating to, the metabolism
Metastasis:	the process by which tumor cells are spread to other parts of the body
Monocyte:

a large white blood cell with finely granulated chromatin dispersed throughout the nucleus that is formed in the bone marrow, enters the blood, and migrates into the connective tissue where it differentiates into a macrophage

mRNA:	messenger, or mRNA, is a copy of the information carried by a gene on the DNA. The role of mRNA is to move the information contained in DNA to the translation machinery.

NDA:	new drug application, the application to obtain marketing approval filed with the FDA or BCD after completion of human clinical trials
NDS:	new drug submission, the application to obtain marketing approval filed with the HC after completion of human clinical trials
NuChem:	NuChem Pharmaceuticals Inc., a subsidiary of the Company
NuChem Analogs:	analogs of CLT licensed by the Company for anti-cancer indications
Nucleic acid:

DNA and RNA, each of which are formed by the combination of nucleotides; it is found in all living cells and contains the genetic code required to transfer genetic information from one generation to the next

Nucleotide:	a compound consisting of a purine or pyrimidine base, a pentose sugar and a phosphoric acid; they are the building blocks from which nucleic acids (DNA or RNA) are constructed
Oligonucleotides:	oligonucleotides are short chains of nucleotides, which are the building blocks of DNA and RNA
Pharmacokinetics:	the action of drugs in the body over a period of time, including the process of absorption, distribution, localization in tissues, biotransformation and excretion
Pre-clinical testing:

testing that is conducted in the laboratory (chemistry and pharmacology) and with animals to help determine a product’s chemical, pharmacological and pharmaceutical characteristics (including mechanism of action), toxicity, efficacy and side effects

Proteins:	large molecules composed of long chains of sub-units of amino acids
R1 and R2:	components of ribonucleotide reductase
Ribonucleic acid (RNA):

a nucleic acid found in both the nucleus and the cytoplasm of all cells.  It carries genetic information from the nucleus to the cytoplasm, where it also reacts as a template in association with ribosomes to synthesize proteins

SSA:	Secretaria de Salud (the Ministry of Health for Mexico)
Stage IV cancer:	distant metastatic cancer spread
Toxicity:	a condition that results from exposure to a substance at levels causing deleterious side effects which may be harmful to an organism
Tumor:	an abnormal swelling or lump in the body caused by the growth of new tissues which differ in structure from the part of the body in which they are growing. A tumor may be benign or malignant
Tumor necrosis:	tumor deterioration and death
Xenograft:	an implant of a foreign substance

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OF

LORUS THERAPEUTICS INC.

I.          PURPOSE

The Audit Committee is a committee of the Board of Directors of the Company. The primary function of Audit Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

  serve as an independent and objective party to monitor the integrity of the Company’s financial statements, financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;

  identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

  appoint, approve compensation, and monitor the independence and performance of the Company’s independent auditors;

  monitor the compliance by the Company with legal and regulatory requirements;

  provide an avenue of communication among the independent auditors, management, and the Board; and

  encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization.  The Audit Committee may retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

II.        COMPOSITION AND MEETINGS

Composition

Audit Committee members shall meet the independence and experience requirements of any governmental or regulatory authority having jurisdiction over the Company.

The Audit Committee shall be comprised of three or more directors as determined by the Board, none of whom shall be an officer or employee of the Company and each of whom shall be an independent non-executive director free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise which results in the individual’s financial sophistication.

Appointment

Audit Committee members shall be appointed by the Board.  Audit Committee members may be replaced by the Board at any time.  The Board shall fill any vacancy if the membership of the Committee is less than three directors.

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may from time to time determine.

Meetings

The Committee shall meet as often as it determines and as many times as is necessary to carry out its responsibilities, but on at least a quarterly basis.  Meetings may be called by the Chair of the Committee or any two of its Members.  The Audit Committee Chair shall prepare and/or approve an agenda to be circulated to Committee members in advance of each meeting.

The time at which and the place where the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the by-laws of the Corporation or otherwise determined by resolution of the Board of Directors. Every attempt should be made for the Committee to meet in person when possible, rather than through teleconference facilities.

If an Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The Committee shall meet privately in executive session periodically.  The Committee shall also meet at least annually with management, the independent auditors, and as a Committee, in separate executive sessions, to discuss any matters that the Committee or each of these groups believe should be discussed. The Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.  In addition, the Committee shall communicate with management at least quarterly to review the Company’s financial statements.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee.  A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number one half of the number of members plus one shall constitute a quorum.

The Committee may appoint one of its members to act as Chair of the Committee. The Chair will appoint a secretary who will keep minutes of all meetings (the “Secretary”). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

The Committee shall have access to such officers and employees of the Corporation, its auditors, legal counsel and to such information respecting the Corporation as it considers necessary or advisable in order to perform its duties and responsibilities.

The Chair of the Committee shall report to the Board from time to time as considered appropriate, but not less frequently than quarterly.

It is understood that in order to properly carry out its responsibilities, the Committee may retain outside consultants at the expense of the Corporation if it considers it to be necessary.

III.       RESPONSIBILITIES AND DUTIES

The Committee, to the extent it deems necessary or appropriate, shall:

A.        Financial Statement and Disclosure Matters

1.

Review the Company’s annual audited financial statements and related financial reporting, including disclosures made in management’s discussion and analysis and financial press releases, and recommend to the Board whether they should be approved, prior to filing or distribution. Consider the independent auditors’ judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting and press releases, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

2.

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by the independent auditors or management and assure that the reasoning is described in determining the appropriateness of changes in accounting principles and disclosures.

3.

In consultation with the management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures.  Review significant findings prepared by the independent auditors together with management’s responses.

4.

Review any significant disagreements among management and the independent auditors in connection with the preparation of the financial statements.

5.

Review with financial management and the independent auditors the Company’s quarterly financial results and related financial reporting, including disclosures made in management’s discussion and analysis and financial press releases, prior to the release of such information, the operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

6.

Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies.  Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

7.

Discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

8.

Discuss with the independent auditor matters relating to the conduct of the audit including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

9.

Review disclosures made to the Audit Committee by the Company’s CEO and CFO during any required certification process about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

10.

Review and discuss quarterly reports from the independent auditors on:

(a)

all critical accounting policies and practices to be used;

(b)

all alternative treatments of financial information within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

(c)

other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

B.        Oversight of the Company’s Relationship with the Independent Auditor

1.

The Committee shall have the sole authority to recommend the independent auditor of the Company, subject to shareholder approval.  The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment and retention of the independent auditors or approve any discharge of auditors when circumstances warrant.

2.

The independent auditors are directly accountable to the Audit Committee and the Board of Directors.  The Committee shall be directly responsible for the compensation, such compensation to be paid by the Company, and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

3.

The Committee shall pre-approve all audit fees and terms and all non-audit services provided by the independent auditor, and consider whether these services are compatible with the auditors’ independence.  Any member of the Committee may approve additional proposed non-audit services that arise between Committee meetings provided that the decision to pre-approve the services is presented and approved at the next scheduled Committee meeting.  The approval of all non-audit services will be evidenced by the completion and approval by the Committee of a Non-Audit Services Request Form, a copy of which is attached to this Charter as Schedule “A”.

4.

On a regular basis, but at least annually, the Committee shall review and discuss with the independent auditors all relationships that the independent auditors and their affiliates have with the Company and its affiliates in order to determine the auditors’ independence, including:

(a)

requesting, receiving and reviewing, on a periodic basis, a formal written statement from the independent auditors delineating all relationships between the independent auditors and the Company, consistent with applicable laws;

(b)

discussing with the independent auditors any disclosed relationships or services that may impact the objectivity and independence of the independent auditors; and

(c)

recommending that the Board take appropriate actions to oversee and satisfy itself of the independent auditors’ independence.

5.

Prior to the commencement of the audit the Committee shall review the independent auditors’ audit plan and discuss scope, staffing, locations, reliance upon management and general audit approach with the independent auditors.

6.

The Committee shall consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

7.

Prior to releasing the year-end results, discuss the results the Committee shall of the audit with the external auditors.  Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

8.

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

9.

Review with financial management and the independent auditors the Company’s quarterly financial results prior to the release of earnings and/or the Company’s quarterly financial statements prior to filing or distribution.

10.

Discuss any significant changes to the Company’s accounting principles.

11.

Obtain and review a report from the independent auditor at least annually regarding:

(a)

the independent auditor’s internal quality-control procedures,

(b)

any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm,

(c)

any steps taken to deal with any such issues, and

(d)

all relationships between the independent auditor and the Company.

12.

Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, and taking into account the opinions of management and internal auditors.  The Audit Committee shall present its conclusions with respect to the independent auditor to the Board.

13.

Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.  Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis. Review and evaluate the lead partner of the independent auditor team.

14.

Recommend to the Board policies for the Company’s hiring of employees or former employees of the present or former independent auditor who participated in any capacity in the audit of the Company.

15.

Obtain confirmation from the independent auditors that the Audit Committee has received from such auditors all reports required by law.

C.        Oversight of the Company’s Internal Audit Function

  Review the appointment and replacement of the senior internal auditing executive.

  Review the significant reports to management prepared by the internal auditing department and management’s responses.

  Discuss with the independent auditor and management adequacy and effectiveness of the internal control and management information systems and procedures, the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit and determine whether the Company is in compliance with applicable legal and regulatory requirements.

  Review with the Chief Executive Officer, the President and the Vice President, Finance and Chief Financial Officer of the Corporation and the independent auditors: (i) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal controls and procedures for financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under applicable securities laws within the required time periods, and (ii) any fraud, whether or not material, that involves management of Provident or other employees who have a significant role in the Trust’s internal controls and procedures for financial reporting;

  Discuss with management and the external auditors the effect of regulatory and accounting directives on the Company’s financial statements; and

  Discuss generally with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information provided to analysts and rating agencies.

D.        Compliance Oversight Responsibilities

  Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

  Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting policies.

  On at least an annual basis, review with the Company’s counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

  Annually conduct self-assessment of Committee performance including a review and discussion of the Committee roles and responsibilities, seeking input from senior management, the full Board and others if needed.

  Perform any other activities consistent with this Charter, the Company’s by-laws, and governing law, as the Committee or the Board deems necessary or appropriate.

E.         Other Audit Committee Responsibilities

  Create an agenda for the ensuing year.

  Describe in the Company’s annual report the Committee’s composition and responsibilities and how they were discharged.

  Submit the minutes of all meetings of the Committee to the Board of Directors.

  Review and reassess the adequacy of this Charter at least annually and recommend any proposed changes to the Board for approval.

  Report to the Board on a regular basis on the activities of the Committee.

  Annually review policies and procedures as well as audit results associated with directors’ and officers expense accounts and perquisites. Review with management and independent auditors and oversee, as deemed necessary, any director and officers’ related party transactions and potential conflicts of interest with directors and officers or any affiliated parties of the Company.

F.         Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.  These are the responsibilities of management and the independent auditor.

Schedule “A”

Non-Audit Services Request Form

LORUS THERAPEUTICS INC.

NON-AUDIT SERVICES REQUEST FORM

The Audit Committee approves all audit fees and terms and all non-audit services provided by the independent auditor and consider whether these services are compatible with the auditor’s independence.  Any member of the Committee, subject to appropriate delegation, may approve additional proposed non-audit services that arise between Committee meetings provided that the decision to approve the service is presented at the next scheduled Committee meeting.  This form documents the member’s approval of the non-audit service in a form suitable for distribution at meetings of the audit committee.

REQUEST MADE BY

Name, Title, Date:

Detailed Description of Non-Audit Service Requested (including a general description of the nature of the services that may make up the project)

ENGAGEMENT FEE OR RANGE OF FEES FOR THIS SERVICE

PROHIBITED SERVICES

In this section please confirm that these services are not “prohibited services” under section 201 of the Sarbanes-Oxley Act of 2002 and other related rules or regulations.(see Exhibit 1)

These services would not be considered prohibited services

Issues considered in forming the conclusion above that should be considered by the audit committee

COMPATIBILITY WITH AUDITORS’ INDEPENDENCE

In this section please state whether these services are compatible with the auditors’ independence.

These services are compatible with the auditors’ independence

Issues considered in forming the conclusion above that should be considered by the audit committee

Management Approval

This form must be reviewed and approved by one authorized member of management (either the CEO, CFO, CAO, Controller, Director of Internal Audit, In-House Counsel— tailor as needed) before submitting this form to an Audit Committee member for final  approval.

Name, Title, Date:

AUDIT COMMITTEE MEMBER APPROVAL

Name, Date:

Exhibit 1

Services Independent Auditors are Precluded

from Providing to Public Audit Clients

The following is a listing of the types of services for which the audit committee may not retain their external auditors.  The examples in this document are for illustration only and may not include every service that would be prohibited.  Regulation in this area is still being developed by the SEC and other regulators and this list should be periodically updated.

SERVICES PROHIBITED UNDER SECTION 201 OF THE SARBANES-OXLEY ACT OF 2002

Bookkeeping or other services related to the accounting records or financial statements

Examples include:

  Bookkeeping

    Authorize or approve transactions

    Prepare or originate source documents or data

    Prepare or maintain accounting records

  Payroll and Other Disbursements

    Authorize payment of client funds

    Accept responsibility to sign or co-sign client checks

    Maintain a client’s bank account or otherwise have custody of a client’s funds or make credit or banking decisions for the client

    Sign payroll tax return on behalf of client management

    Approve vendor invoices for payment

    Prepare or maintain payroll records for the client

Financial information systems design and implementation

Examples include:

  Supervise client personnel in the daily operation of a client’s information system

  Manage a client’s local area network system

Appraisal or valuation services, fairness opinions, or contribution-in-kind reports

Examples include:

  Prepare an appraisal or valuation report

  Provide fairness opinions or contribution-in-kind reports

Actuarial services

Examples include:

  Prepare an actuarial report for an insurance company used to establish their reserves

Internal audit outsourcing services

Examples include:

  Outsourcing of the internal audit function

  Outsourcing of the management of the internal audit function

Management functions and human resources

Examples include:

  Benefit Plan Administration

  Make policy decisions on behalf of client management

  Make disbursements on behalf of the plan

  Have custody of assets of the plan

  Serve a plan as a fiduciary (as defined by ERISA)

  Human Resources

  Executive or employee searches

  Negotiate employee compensation or benefits

  Hire or terminate client employees

  Recommend the hiring of a specific individual for a specific position

Broker or dealer, investment adviser, or investment banking services

Examples include:

  Broker Dealer services

  Investment – Advisory or Management

    Make investment decisions

    Execute buy or sell transactions

    Have custody of client assets

  Corporate Finance – Consulting or Advisory

    Negotiate on behalf of the client or its owners, with potential investors and capital resources

    Distribute private placement memoranda or offering documents to potential investors

    Act as an underwriter, broker, agent, distributor, or guarantor with respect to client securities

    Solicit investors or promote client securities

    Maintain custody of client securities

  Market research studies – recommending a specific location for a business or project, conclude on the feasibility of a project, or assist in the preparation of prospective financial information or assumptions

  Forecasts and projections – involvement in developing assumptions, gathering the data, processing the data, or permitting the client to use either the firm’s computer hardware or software

Legal services and expert services unrelated to the audit

Examples include:

  Legal services (including, but not limited to, corporate secretarial services)

  Acting as an expert witness in legal, regulatory, or administrative filings or proceedings

SERVICES GENERALLY PROHIBITED UNDER OTHER PROFESSIONAL STANDARDS

  Performing ongoing monitoring or quality control activities for a client’s operations

  Making decisions regarding internal controls

  Reporting to the board of directors or audit committee on behalf of management

  Authorizing, executing, or consummating transactions

  Preparing source documents on transactions or originating data

  Having custody of assets.

  Approving or being responsible for the overall internal audit work plan

  Acting as a member of client management or as an employee